March 1, 2013

Mark Cowan

Senior Counsel

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

ATTN: Document Control – Edgar

RE:	RiverSource Life Insurance Company
RiverSource Variable Account 10 (“Registrant”)
Initial Registration Statements on Form N-4
File Nos. 333-186218/811-07355

RiverSource Life Insurance Co. of New York
RiverSource of New York Variable Annuity Account (“Registrant”)
Initial Registration Statements on Form N-4
File Nos. 333-186220/811-07623

Dear Mr. Cowan:

This letter is in response to Staff’s comments received in a letter dated Feb. 28, 2013 for the above-referenced Initial Registration Statement filings filed on or about Jan. 25, 2013. Comments and responses are outlined below.

Comment 1.a. Please clarify supplementally whether there are any types of guarantees of support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response: This response confirms that there are no types of guarantees of support agreements with third parties to support any of the company’s guarantees under the policy. The company will be responsible for paying out on any guarantees associated with the policy.

Comment 1.b. Please note that if you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. See Release No. 33-8996 (January 8, 2009).

Response: The company files all reports required under the Securities Exchange Act of 1934 and intends to continue to file such reports. The company does not intend to rely on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.

Comment 2. Annual Operating Expenses of the Funds (p.13)

Please ensure that the table of annual operating expenses for each underlying portfolio is presented in a manner consistent with Item 3. of Form N-1A.

Response: Registrant confirms that the table of annual operating expenses for each underlying portfolio will be presented in a manner consistent with Item 3. of Form N-1A.

Comment 3. Optional Living Benefit Charges (p. 30)

Please clarify that the fees disclosed in the first paragraph for each optional living benefit’s subsection is the current fee.

Response: Complied. We have revised the first paragraph for each optional living benefit and added a statement that the fees disclosed in the first paragraph are the current fees.

Comment 4. 5% Accumulation Death Benefit (p. 53)

Please clarify the definition of Variable Account Floor to disclose the amount of the increase.

Response: Variable Account Floor is an interim value used to calculate the guaranteed death benefit amount. Establishment, adjustments and increase in its value are described in more details later in the section. The definition of Variable Account Floor has been revised to read:

Variable Account Floor: Variable account floor is PAB increased on contract anniversaries prior to the earlier of your 81st birthday or your death. Establishment, adjustments and increases to Variable Account Floor are explained below.

Comment 5. Accumulation Protector Benefit Rider (p. 69)

Please clarify in the first paragraph that the current waiting period for the Accumulation Protector Benefit Rider is 10 years.

Response: Complied. The following sentence has been added as the third sentence in the first paragraph:

The current Waiting Period is 10 years.

Comment 6. Financial Statements, Exhibits, and Other Information

Financial statements, exhibits and other information not included in the registration statement should be filed by pre-effective amendment.

Response: Confirmed. Financial statements, exhibits and other information not included in the registration statement will be filed by pre-effective amendment.

Comment 7. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Confirmed.

If you have any questions concerning this filing or responses to the comments, please contact me at (612) 678-4177, or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Dixie Carroll

  Dixie Carroll

Assistant General Counsel

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